Exhibit 99.1

JD.com Announces Second Quarter 2016 Results

Beijing, China—August 10, 2016—JD.com, Inc. (NASDAQ: JD), the largest Chinese e-commerce company by revenue, today announced its unaudited financial results for the quarter ended June 30, 2016.

Second Quarter 2016 Highlights

•                                          Net revenues for the second quarter of 2016 were RMB65.2 billion (US$19.8 billion), an increase of 42.0% from the second quarter of 2015. Revenues from services and others, mainly from the company’s e-commerce platform business, for the second quarter of 2016 were RMB5.5 billion (US$0.8 billion), an increase of 67% from the second quarter of 2015.

•                                          Gross profit for the second quarter of 2016 was RMB9.8 billion (US$1.5 billion). Non-GAAP gross profit2 for the second quarter of 2016 was RMB9.5 billion (US$1.4 billion), an increase of 66% from RMB5.8 billion in the second quarter of 2015.

•                                          Loss from operations for the second quarter of 2016 was RMB358.2 million (US$53.9 million) compared to RMB723.1 million for the same period last year. Non-GAAP income from operations3 for the second quarter of 2016 was RMB361.5 million (US$54.4 million) as compared to non-GAAP loss from operations of RMB246.7 million in the second quarter of 2015. Non-GAAP operating margin of JD Mall4 for the second quarter of 2016 was approximately 1.1%, compared to approximately 0.4% for the second quarter of 2015.

•                                          Operating cash flow for the second quarter of 2016 was RMB2.2 billion (US$0.3 billion) compared to RMB1.5 billion for the same period last year. Free cash flow5, which excludes JD Finance net originations6 included in the operating cash flow, for the second quarter of 2016 was RMB8.1 billion (US$1.2 billion) compared to RMB4.7 billion for the same period last year. Free cash flow for the trailing twelve months ended June 30, 2016 totaled RMB11.0 billion (US$1.7 billion), compared to RMB6.6 billion for the trailing twelve months ended June 30, 2015.

(1)  The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the reader. The conversion of Renminbi (RMB) into US$ in this press release is based on the noon buying rate in The City of New York for cable transfers in RMB per US$ as certified for customs purposes by the Federal Reserve Bank of New York as of June 30, 2016, which was RMB6.6459 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(2)  Non-GAAP gross profit is defined as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(3)  Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(4)  Non-GAAP operating margin is calculated by dividing non-GAAP income/(loss) from operations by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release. Non-GAAP operating margin of JD Mall is defined to exclude impact of the company’s new businesses and impact of Paipai.com from non-GAAP operating margin of the company for comparative periods. New businesses of the company include JD Finance, O2O, technology initiatives as well as overseas business (collectively, “New Businesses”).

(5)  Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back JD Finance net originations included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights.

(6)  JD Finance net originations primarily include “Jingbaobei,” “Jingxiaodai” and “JD Baitiao” that the company provides to suppliers, merchants and customers, respectively.

•                                          GMV for the second quarter of 2016 increased by 47% to RMB160.4 billion (US$24.1 billion) from the core GMV (excluding Paipai.com) of RMB108.7 billion in the second quarter of 2015. GMV excluding virtual items7 for the second quarter of 2016 totaled RMB157.1 billion (US$23.6 billion), up 52% from the second quarter of 2015.

•                                          Annual active customer accounts increased by 65% to 188.1 million in the twelve months ended June 30, 2016 from 114.0 million in the twelve months ended June 30, 2015, excluding unique customers from Paipai.com.

•                                          Fulfilled orders excluding virtual items in the second quarter of 2016 were 373.4 million, an increase of 56% from 240.0 million orders fulfilled for the core business excluding virtual items in the same period in 2015. Fulfilled orders placed through mobile accounted for approximately 79.3% of total orders fulfilled in the second quarter of 2016, an increase of more than 130% compared to the same period in 2015.

“We are pleased to record another strong quarter of healthy growth, with improving operating performance driving customer satisfaction,” said Richard Liu, Chief Executive Officer of JD.com. “With our reputation for high-quality online shopping and same-day delivery already cemented with Chinese consumers, we are taking steps to further extend that advantage through efforts like our new strategic alliance with Walmart and Chinese online supermarket Yihaodian. We are successfully pursuing our vision of providing a superior, all-categories e-commerce platform through partnerships with top brands and investments in cutting-edge technologies that extend our lead in fulfillment and overall user experience.”

“We are thrilled to see continued record free cash flow for the trailing twelve months, reflecting the underlying strength of our overall business,” said Sidney Huang, JD.com’s Chief Financial Officer. “We are also encouraged by the momentum in our new business initiatives, including JD Finance, which has been self-funding its growth by leveraging its technologies and track record in the first half of 2016. Looking ahead, we will maintain our focus on achieving sustainable, high-quality growth across our businesses, alongside disciplined strategic investments in key business initiatives and technologies.”

Recent Business Highlights

•                      In June, JD.com and Walmart announced a strategic alliance to better serve consumers across China through a powerful combination of e-commerce and retail. The two companies will collaborate on e-commerce, including further building the Yihaodian brand and business, launching a Sam’s Club flagship store on JD.com, pursuing O2O initiatives, and leveraging one another’s supply chains to increase product selection for customers across China.

(7)  Virtual items primarily include prepaid phone cards, prepaid game cards, group buying coupons and online travel products.

•                      In July, JD.com and Lenovo expanded their existing relationship with the announcement of a new multi-year partnership designed to address the growing online demand for Lenovo products from consumers and businesses throughout China. As part of the agreement, JD.com will become the preferred platform for Lenovo to debut strategic products, and the two companies will leverage each other’s strengths to collaborate on precision marketing and expanding rural outreach.

•                      In the second quarter, JD.com announced the launch of British Mall, a new channel on the JD Worldwide platform dedicated to helping Chinese consumers purchase a wide range of high-quality products from leading UK brands. Liverpool FC and children’s fashion brand Group Zannier also launched flagship stores on JD Worldwide as part of the effort.

•                      In the second quarter, several major international brands launched flagship stores on JD.com, including well-known Japanese cosmetic brands Kose’s Sekkisei and Shiseido’s Anessa, popular Korean cosmetic brand Innisfree, leading fashion brand New Look, and the world’s top cognac brand, Louis XIII. JD.com continues to expand its partnerships with overseas brands to meet the fast-growing demand from Chinese consumers for high-quality, authentic imported products.

•                      In May, the Shanghai Stock Exchange approved an RMB2 billion asset-backed securitization project based on JD Finance’s supplier financing products, the first of its kind in China. The successful issuance of this product is a validation of JD Finance’s strong risk control capabilities and proprietary credit analysis model. In the first half of 2016, JD Finance successfully sold over RMB7.6 billion of loans without recourse through five tranches of asset-based securities.

•                      In July, JD.com became a Fortune Global 500 company for the first time, ranking #366 on the list of the world’s largest companies.

•                      During the second quarter, JD.com extended its leadership in fulfillment capabilities among China’s e-commerce companies. As of June 30, 2016, JD.com operated 234 warehouses with an aggregate gross floor area of approximately 5.2 million square meters and a total of 6,756 delivery stations and pickup stations across China, and its delivery network covered 2,639 counties and districts.

•                      JD.com had approximately 100,000 merchants on its online marketplace and a total of 113,679 full-time employees as of June 30, 2016.

Second Quarter 2016 Financial Results

GMV and Net Revenues. GMV from the online direct sales business was RMB94.7 billion in the second quarter of 2016, up 46% from the second quarter of 2015. GMV from the online marketplace business, excluding virtual items, totaled RMB62.5 billion in the second quarter of 2016, an increase of 62% from the second quarter of 2015. GMV from electronics and home appliance products was RMB83.1 billion in the second quarter of 2016, an increase of 43% from the core GMV for the second quarter of 2015, while GMV from general merchandise and others excluding virtual items was RMB74.0 billion in the second quarter of 2016, an increase of 63% from the second quarter of 2015, and contributed 47% of total GMV excluding virtual items, up from 44% in the second quarter of 2015.

For the second quarter of 2016, JD.com reported net revenues of RMB65.2 billion (US$9.8 billion), representing a 42% increase from the same period in 2015. Net revenues from online direct sales increased by 40%, while net revenues from services and others increased by 67% in the second quarter of 2016, as compared to the second quarter of 2015.

Cost of Revenues.  Cost of revenues increased by 39% to RMB55.5 billion (US$8.3 billion) in the second quarter of 2016 from RMB40.0 billion in the second quarter of 2015. This increase was primarily due to the growth of the company’s online direct sales business, the increased traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as interest expenses related to JD Finance.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery and customer service expenses, increased by 57% to RMB5.1 billion (US$0.8 billion) in the second quarter of 2016 from RMB3.3 billion in the second quarter of 2015. Fulfillment expenses as a percentage of net revenues increased to 7.8% compared to 7.1% in the prior year period primarily due to the strategic expansion into the consumable product category, which has lower average order size.

Marketing Expenses.  Marketing expenses increased by 31% to RMB2.6 billion (US$0.4 billion) in the second quarter of 2016 from RMB2.0 billion in the second quarter of 2015.

Technology and Content Expenses.  Technology and content expenses increased by 71% to RMB1.3 billion (US$0.2 billion) in the second quarter of 2016 from RMB0.8 billion in the second quarter of 2015.

General and Administrative Expenses.  General and administrative expenses increased by 76% to RMB1.1 billion (US$0.2 billion) in the second quarter of 2016 from RMB0.6 billion in the second quarter of 2015, primarily due to the increased spending in various new business initiatives.

Loss from operations and Non-GAAP income from operations.  Loss from operations for the second quarter of 2016 was RMB358.2 million (US$53.9 million), compared to RMB723.1 million for the same period last year. Non-GAAP income from operations for the second quarter of 2016 was RMB361.5 million (US$54.4 million) with a margin of 0.6% as compared to non-GAAP loss from operations of RMB246.7 million with a margin of negative 0.5% in the second quarter of 2015.

Non-GAAP operating margin of JD Mall for the second quarter of 2016 was approximately 1.1%, compared to approximately 0.4% for the second quarter of 2015. Non-GAAP loss from operations of New Businesses, including JD Finance, O2O, technology initiatives and overseas business, for the second quarter of 2016 was approximately RMB0.3 billion. The company deconsolidated the O2O business following its merger with Dada Nexus on April 26, 2016.

Non-GAAP EBITDA8 for the second quarter of 2016 totaled RMB852.4 million (US$128.3 million) with a Non-GAAP EBITDA margin of 1.3%, compared to 0.1% for the second quarter of 2015.

Share of results of equity investees and Others, net.  Share of results of equity investees for the second quarter of 2016 was RMB1.1 billion loss (US$0.2 billion), while other income for the second quarter of 2016 was RMB1.3 billion (US$0.2 billion). The loss was primarily due to a non-cash impairment of investment in Tuniu and losses picked up from the company’s equity method investments, while the income was primarily due to a non-cash gain from the O2O transaction with Dada Nexus. Loss from equity method investment in Dada Nexus will be recorded one quarter in arrears beginning in the third quarter of 2016.

(8)  Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Net Loss and Non-GAAP Net Income9.  Net loss for the second quarter of 2016 was RMB132.1 million (US$19.9 million), a decrease of 74% from a net loss of RMB510.4 million for the same period last year. Non-GAAP net income for the second quarter of 2016 was RMB391.4 million (US$58.9 million), as compared to non-GAAP net loss of RMB15.7 million in the second quarter of 2015.

Cash Flow and Working Capital

As of June 30, 2016, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB43.4 billion (US$6.5 billion). For the second quarter of 2016, free cash flow of the company was as follows:

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
	(In thousands)
Net cash provided by operating activities	1,512,737	2,187,278	329,117
Add: JD Finance net originations included in operating cash flow	4,307,494	7,017,281	1,055,881
Less: Capital expenditures	(1,094,611)	(1,112,078)	(167,333)
Free cash flow	4,725,620	8,092,481	1,217,665

For the six months ended June 30, 2016, JD Finance incurred a net cash outflow of RMB13.6 billion (US$2.0 billion) in loan originations and investment activities and received a net cash inflow of RMB19.6 billion (US$2.9 billion) through financing activities. As of June 30, 2016, the ending balances of the consumer financing, business financing and supply chain financing were RMB17.7 billion (US$2.7 billion), RMB0.4 billion (US$0.1 billion) and RMB9.4 billion (US$1.4 billion), respectively.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Recent Developments

Appointment of Haoyu Shen as President of JD International

Due to family reasons, JD Mall CEO Haoyu Shen will relocate to the United States later this year, and has been named President of JD International, effective immediately. In his new role, Mr. Shen will be responsible for the company’s international and cross-border efforts, including his current leadership role in the strategic alliance with Walmart. Mr. Shen will continue to report to JD.com CEO, Richard Liu and management members previously reporting to Mr. Shen will now report directly to Mr. Liu.

(9)  Non-GAAP net income/(loss) is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss), and non-GAAP net margin is calculated by dividing non-GAAP net income/(loss) by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Share Repurchase Program

In September 2015, JD.com’s Board of Directors authorized a share repurchase program under which the company may repurchase up to US$1.0 billion worth of its ADSs over the following 24 month. As of June 30, 2016, the company had repurchased approximately 2.4 million ADSs for approximately US$51.5 million. Additionally, in order to lower the average cost of acquiring shares in the ongoing share repurchase program, the company entered into a structured repurchase agreement involving the use of capped call options for the purchase of shares. The company paid a fixed sum of cash upon execution of the agreement. Upon expiration of the agreement, if the closing market price of the company’s common stock is at or above the pre-determined price (the “Strike Price”), the company will have its initial investment returned with a premium in either cash or shares at the company’s election. If the closing market price is below the Strike Price, the company will receive the number of shares specified in the agreement. As of June 30, 2016, the company had paid US$100 million for the capped call options, which will be settled in the third quarter of 2016.

Third Quarter 2016 Guidance

Net revenues for the third quarter of 2016 are expected to be between RMB59 billion and RMB61 billion, representing a growth rate between 34% and 38% compared with the third quarter of 2015. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am Eastern Time on August 10, 2016 (7:30 pm Beijing/ Hong Kong Time on August 10, 2016) to discuss the second quarter 2016 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	58103059

A replay of the conference call may be accessed by phone at the following numbers until August 18, 2016:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	58103059

Additionally, a live and archived webcast of the conference call will also be available on the company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com, Inc. is China’s leading online direct sales company and the country’s largest Internet company by revenue. The company strives to offer consumers the best online shopping experience. Through its content-rich and user-friendly website jd.com and mobile applications, JD.com offers a wide selection of authentic products at competitive prices and delivers products in a speedy and reliable manner. The company believes it has the largest fulfillment infrastructure of any e-commerce company in China. As of June 30, 2016, JD.com operated 7 fulfillment centers and 234 warehouses, and in total of 6,756 delivery stations and pickup stations in 2,639 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss), non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees. The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) as net income/(loss) excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of investments and business, income from non-compete agreement, reconciling items on the share of equity method investments, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back JD Finance net originations included in operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of office building, intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance net originations included in operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li
Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner
VP, International Corporate Affairs

+86 (10) 8911-6155 (China)

+1 (914) 439-5315 (US)

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	17,863,868	36,381,637	5,474,298
Restricted cash	2,114,913	3,665,741	551,579
Short-term investments	2,780,482	3,350,110	504,087
Accounts receivable, net(1)(2) (including JD Baitiao of RMB6.7 billion and RMB12.2 billion as of December 31, 2015 and June 30, 2016, respectively)	8,193,665	14,166,681	2,131,642
Advance to suppliers(1)	927,177	1,342,337	201,980
Inventories, net	20,539,543	23,989,777	3,609,711
Loan receivables(1) (2)	3,698,488	6,812,639	1,025,089
Prepayments and other current assets	1,486,441	1,200,197	180,593
Amount due from related parties	863,516	1,267,540	190,725
Total current assets	58,468,093	92,176,659	13,869,704
Non-current assets
Property, equipment and software, net	6,233,106	7,215,844	1,085,759
Construction in progress	1,266,992	1,314,963	197,861
Intangible assets, net	5,263,983	9,367,912	1,409,578
Land use rights, net	1,928,192	2,206,874	332,065
Goodwill	29,050	6,541,668	984,316
Investment in equity investees	8,864,249	11,725,861	1,764,375
Investment securities	1,005,831	959,905	144,436
Other non-current assets(1)	2,106,673	4,729,223	711,600
Total non-current assets	26,698,076	44,062,250	6,629,990
Total assets	85,166,169	136,238,909	20,499,694

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowing	3,040,209	5,984,474	900,476
Nonrecourse securitization debt	579,843	4,769,880	717,718
Accounts payable(1) (net of supplier financing of RMB4.7 billion and RMB6.8 billion as of December 31, 2015 and June 30, 2016, respectively)	29,819,341	38,912,974	5,855,185
Advances from customers	7,173,885	9,574,180	1,440,615
Deferred revenues	1,028,350	1,173,314	176,547
Taxes payable	103,211	98,979	14,893
Amount due to related parties	104,726	522,393	78,604
Accrued expenses and other current liabilities	7,178,065	12,435,879	1,871,211
Deferred tax liabilities	1,228	938,185	141,167
Total current liabilities	49,028,858	74,410,258	11,196,416
Non-current liabilities
Deferred revenues	2,705,164	2,727,043	410,335
Nonrecourse securitization debt	2,753,699	6,009,120	904,185
Unsecured senior notes	—	6,523,473	981,579
Other non-current liabilities	—	460,736	69,326
Total non-current liabilities	5,458,863	15,720,372	2,365,425
Total liabilities	54,487,721	90,130,630	13,561,841

Redeemable non-controlling interests	—	6,786,662	1,021,180

SHAREHOLDERS’ EQUITY
Ordinary shares (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,886,622 shares outstanding as of June 30, 2016)	358	377	57
Additional paid-in capital	48,393,126	58,192,223	8,756,109
Statutory reserves	55,560	55,560	8,360
Treasury stock	(3)	(338,864)	(50,988)
Accumulated deficit	(18,690,910)	(19,678,613)	(2,961,016)
Accumulated other comprehensive income	782,484	939,785	141,408
Total JD.com Inc. shareholders’ equity	30,540,615	39,170,468	5,893,930
Non-controlling interests	137,833	151,149	22,743
Total shareholders’ equity	30,678,448	39,321,617	5,916,673
Total liabilities, redeemable non-controlling interests and shareholders’ equity	85,166,169	136,238,909	20,499,694

(1) As of June 30, 2016 and December 31, 2015, the balances of consumer financing, supply chain financing and business financing that affected the balances of accounts receivable, advance to suppliers, loan receivables, other non-current assets and accounts payable were as follows:

The balances of consumer financing and business financing of RMB11.9 billion (US$1.8 billion), RMB0.3 billion (US$0.04 billion) as of June 30, 2016 and RMB6.4 billion, RMB0.3 billion as of December 31, 2015, respectively were included in the accounts receivable.

The balances of supply chain financing of RMB0.7 billion (US$0.1 billion) as of June 30, 2016, and RMB0.2 billion as of December 31, 2015, respectively were included in advance to suppliers.

The balances of consumer financing and supply chain financing provided in the marketplace business of RMB4.9 billion (US$0.7 billion), RMB1.9 billion (US$0.3 billion) as of June 30, 2016 and RMB2.6 billion, RMB1.1 billion as of December 31, 2015, respectively were included in loan receivables.

The balances of consumer financing of RMB0.9 billion (US$0.1 billion) as of June 30, 2016 and RMB1.0 billion as of December 31, 2015, respectively were included in other non-current assets.

The balances of supply chain financing of RMB6.8 billion (US$1.0 billion) as of June 30, 2016 and RMB4.7 billion as of December 31, 2015, respectively were net off in the accounts payable.

(2) As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, accounts receivables from consumers in marketplace resulted from JD Baitiao provided by JD finance are mainly for investment purpose and are reclassified to loan receivables. Accounts receivable balance of RMB1.3 billion as of December 31, 2015 has been reclassified to conform to the current period financial statement presentation.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income/(Loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
Net revenues
Online direct sales	42,616,447	59,705,701	8,983,839
Services and others	3,312,240	5,531,054	832,251
Total net revenues	45,928,687	65,236,755	9,816,090

Operating expenses(3)(4)
Cost of revenues	(40,019,182)	(55,466,733)	(8,346,008)
Fulfillment	(3,252,010)	(5,112,584)	(769,284)
Marketing	(1,981,922)	(2,598,184)	(390,945)
Technology and content	(784,621)	(1,338,905)	(201,463)
General and administrative	(614,092)	(1,078,499)	(162,280)
Total operating expenses	(46,651,827)	(65,594,905)	(9,869,980)
Loss from operations	(723,140)	(358,150)	(53,890)
Other income/(expenses)
Share of results of equity investees	(27,718)	(1,081,362)	(162,711)
Interest income	98,261	105,462	15,869
Interest expense	(3,273)	(91,262)	(13,732)
Others, net	143,379	1,337,550	201,259
Loss before tax	(512,491)	(87,762)	(13,205)
Income tax benefits/(expenses)	2,069	(44,324)	(6,669)
Net loss	(510,422)	(132,086)	(19,874)
Net loss attributable to non-controlling interests shareholders	—	(11,000)	(1,655)
Net income attributable to mezzanine classified non-controlling interests shareholders	—	131,223	19,745
Net loss attributable to ordinary shareholders	(510,422)	(252,309)	(37,964)

Non-GAAP net income/(loss)	(15,714)	391,360	58,888

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

and Non-GAAP Net Income/(loss) Per ADS

(In thousands, except per share data)

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$
Net loss per share:
Basic	(0.19)	(0.09)	(0.01)
Diluted	(0.19)	(0.09)	(0.01)
Net loss per ADS:
Basic	(0.37)	(0.18)	(0.03)
Diluted	(0.37)	(0.18)	(0.03)
Non-GAAP net income/(loss) per ADS:
Basic	(0.01)	0.29	0.04
Diluted	(0.01)	0.29	0.04
Weighted average number of shares:
Basic	2,735,186	2,763,103	2,763,103
Diluted	2,735,186	2,763,103	2,763,103

(3) Includes share-based compensation expenses as follows:
Fulfillment	(49,708)	(107,652)	(16,198)
Marketing	(12,572)	(28,375)	(4,270)
Technology and content	(59,182)	(145,323)	(21,867)
General and administrative	(139,895)	(297,420)	(44,752)

(4) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(5,579)	(10,475)	(1,576)
Marketing	(304,571)	(303,764)	(45,707)
Technology and content	(5,906)	(3,822)	(575)
General and administrative	(44,771)	(48,444)	(7,289)

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows

(In thousands)

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Net cash provided by operating activities	1,512,737	2,187,278	329,117
Net cash used in investing activities	(4,311)	(11,197,546)	(1,684,880)
Net cash provided by financing activities	1,341,410	13,891,438	2,090,227
Effect of exchange rate changes on cash and cash equivalents	6,580	445,473	67,029
Net increase in cash and cash equivalents	2,856,416	5,326,643	801,493
Cash and cash equivalents at beginning of period	14,680,367	31,054,994	4,672,805
Cash and cash equivalents at end of period	17,536,783	36,381,637	5,474,298

Net cash provided by operating activities	1,512,737	2,187,278	329,117
Add: JD Finance net originations included in operating cash flow	4,307,494	7,017,281	1,055,881
Less: Capital expenditures	(1,094,611)	(1,112,078)	(167,333)
Free cash flow	4,725,620	8,092,481	1,217,665

As JD Finance business has changed from supporting the overall JD platform to an independently operated and self-funded business, loans to consumers and merchants in marketplace business and third parties are made mainly for investment purpose. Accordingly cash flows resulted from loan receivables are reclassified from operating activities in cash flows to investing activities in cash flows. Cash flows resulted from loan receivables of RMB0.8 billion and RMB3.5 billion for the three months ended June 30, 2015 and the year ended December 31, 2015 have been reclassified from operating activities to investing activities in cash flow statements. Free cash flow remains the same for all the presented and prior periods.

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2015	Q2 2015	Q3 2015	Q4 2015	Q1 2016	Q2 2016

Free cash flow - trailing twelve months (TTM) (in RMB billions)	2.1	6.6	5.6	7.1	7.7	11.0
Inventory turnover(5) – TTM	35.3	36.4	36.4	36.9	37.3	38.5
Accounts payable turnover(6) – TTM	41.9	43.6	44.5	44.6	46.3	49.8
Accounts receivable turnover(7) – TTM	3.1	3.2	3.2	3.2	3.1	3.1
GMV(8) (9) excluding virtual items (in RMB billions)	78.7	103.3	105.5	137.0	125.5	157.1
Orders fulfilled(8) (10) excluding virtual items (in millions)	175.6	240.0	258.1	353.1	313.0	373.4
Annual active customer accounts(8) (11) (in millions)	97.8	114.0	126.9	155.0	169.1	188.1

(5) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(6) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business excluding the impact from supplier financing.

(7) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from consumer financing.

(8) Selected operating data for all presented periods excludes the impact of Paipai.com.

(9) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes the value from orders placed on the company’s website and mobile applications as well as orders placed on third-party mobile applications that are fulfilled by the company or third-party merchants who are enabled by the company’s marketplaces. The company’s calculation of GMV includes shipping charges paid by buyers to sellers and excludes any transactions in the company’s B2C business with order value exceeding RMB2,000 that are not ultimately sold or delivered. If the company’s calculation of GMV includes total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned and shipping charges paid by buyers to sellers, and excludes products or services with list prices above RMB100,000 as well as transactions conducted by buyers who make purchases exceeding RMB1,000,000 in the aggregate in a single day (similar to the practice of the company’s major industry peer), the company’s GMV for the second quarter of 2016 would have been RMB228.9 billion.

(10) Orders fulfilled are defined as the total number of orders delivered, including the orders for products and services sold in the company’s online direct sales business and on the company’s online marketplaces, net of orders returned.

(11) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Net revenues	45,928,687	65,236,755	9,816,090
Less: Cost of revenues	(40,019,182)	(55,466,733)	(8,346,008)
Gross profit	5,909,505	9,770,022	1,470,082
Less: Revenue from business cooperation arrangements with equity investees	(145,724)	(225,579)	(33,943)
Non-GAAP gross profit	5,763,781	9,544,443	1,436,139

Loss from operations	(723,140)	(358,150)	(53,890)
Reversal of: Revenue from business cooperation arrangements with equity investees	(145,724)	(225,579)	(33,943)
Add: Share-based compensation	261,357	578,770	87,087
Add: Amortization of intangible assets resulting from assets and business acquisitions	360,827	366,505	55,147
Non-GAAP income/(loss) from operations	(246,680)	361,546	54,401
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	283,005	490,829	73,855
Non-GAAP EBITDA	36,325	852,375	128,256

Total net revenues	45,928,687	65,236,755	9,816,090

Non-GAAP operating margin	-0.5%	0.6%	0.6%

Non-GAAP EBITDA margin	0.1%	1.3%	1.3%

JD.com, Inc.

Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended
	June 30, 2015	June 30, 2016	June 30, 2016
	RMB	RMB	US$

Net loss	(510,422)	(132,086)	(19,874)
Add: Share-based compensation	261,357	578,770	87,087
Add: Amortization of intangible assets resulting from assets and business acquisitions	360,827	366,505	55,147
Add: Reconciling items on the share of equity method investments(12)	18,248	83,248	12,526
Add: Impairment of goodwill, intangible assets and investments	—	961,228	144,635
Reversal of: Gain on disposals of investments and business	—	(1,227,760)	(184,739)
Reversal of: Revenue from business cooperation arrangements with equity investees	(145,724)	(225,579)	(33,943)
Reversal of: Income from non-compete agreement	—	(12,966)	(1,951)
Non-GAAP net income/(loss)	(15,714)	391,360	58,888

Total net revenues	45,928,687	65,236,755	9,816,090

Non-GAAP net margin	-0.03%	0.6%	0.6%

(12) For the second quarter of 2016, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB10.4 million, amortization of intangible assets resulting from assets and business acquisitions of RMB46.3 million, and share of amortization of equity investments’ intangibles not on their books of RMB26.5 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.